Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

CHANGE OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, and together with its subsidiaries, the “Group”) announces the following changes will take place with effect from July 1, 2024:

(1)	Mr. LI Yu (李瑜) (“Mr. LI”) resigned as the chief executive officer of the Company;

(2)	Ms. June YANG Lijuan (楊利娟) (“Ms. YANG”) was appointed as an executive Director and the chief executive officer of the Company; and

(3)	Mr. WANG Jinping (王金平) (“Mr. WANG”) resigned as an executive Director and chief operating officer of the Company.

RESIGNATION OF CHIEF EXECUTIVE OFFICER

The Board hereby announces that, due to work adjustment and duty re-allocation, Mr. LI resigned as the chief executive officer of the Company with effect from July 1, 2024. He will remain as an executive Director and the senior regional manager, and provide assistance and support to the new chief executive officer of the Group.

Mr. LI has confirmed to the Board that he has no disagreement with the Board, and there are no other matters with respect to his resignation that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company (the “Shareholders”).

The Board would like to take this opportunity to express its sincere gratitude to Mr. LI for his stewardship during his tenure as the chief executive officer of the Company.

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board is pleased to further announce that Ms. YANG was appointed as an executive Director and the chief executive officer of the Company with effect from July 1, 2024. Ms. YANG is primarily responsible for coordinating the management and strategic development of the Group.

Ms. YANG has over 27 years of experience in restaurant operation and overall management of Haidilao. In her past career, she successfully exploited new markets including Xi’an and Shanghai, where she built up the reputation and customer base of Haidilao restaurants from scratch. She is well versed in the business philosophy of how to unite employees and attract customers. Ms. YANG has also led the process of launching the Haidilao brand overseas, successfully establishing its presence in Singapore and the United States in 2012 and 2013 respectively, laying the foundation for the Group’s current operations in the international market. During the pandemic, Ms. YANG has successfully led Haidilao International Holding Ltd. (“Haidilao International”) in implementing the “Woodpecker Plan” and the “Hard Bone Plan”, emerging from the operational difficulties and making profound changes in the areas of systematic management, process- oriented operation and data-based assessment, which laid a solid management foundation and built a sustainable growth scenario for Haidilao International and won all-round recognition and praise from the Board, employees and shareholders of Haidilao International. Amidst the current international market where challenges and opportunities coexist, the Board believes that Ms. YANG, with her extensive experience, exceptional capabilities, tenacity and pioneering spirits, will be able to lead the Group to further enhance its management capabilities and operation standards, better expand its customer base in the international market, and promote in-depth exploration of new markets and new racing tracks.

The biographical details of Ms. YANG are set out below:

Ms. June YANG Lijuan, aged 45, demonstrates a commitment to excellence in the catering industry. From June 1997 to March 2001, Ms. YANG served as a manager at Sichuan Haidilao Catering Co., Ltd (四川海底撈餐飲股份有限公司) (“Sichuan Haidilao”). In April 2001, she was appointed as a director of Sichuan Haidilao and re-designated as a non-executive director of Sichuan Haidilao in January 2018. Ms. YANG’s career and leadership further expanded through her roles at Haidilao International, a company currently listed on the Stock Exchange (stock code: 6862), including (i) as a director from July 2015 to January 2018; (ii) as the chief operating officer from January 2018 to March 2022; (iii) as the deputy chief executive officer from August 2021 to March 2022; (iv) as an executive director from August 2021 to June 2024; and (v) as the chief executive officer from March 2022 to June 2024. Throughout her tenure at Haidilao International, Ms. YANG has been instrumental in overseeing management and strategic development, consistently driving it towards greater success.

Ms. YANG completed the PRC Entities CEO and Finance CEO Program (中國企業 CEO/金融 CEO 課程) hosted by the Cheung Kong Graduate School of Business (長江商學院) in September 2016.

Ms. YANG has entered into a service contract with the Company for a term of three years, commencing from the date of this announcement, and is subject to retirement by rotation and re- election in accordance with the articles of association of the Company (the “Articles”). Ms. YANG shall hold office until the next annual general meeting of the Company and will be eligible for and subject to re-election at such meeting in accordance with the Articles. According to the terms of Ms. YANG’s appointment, she is entitled to an annual Director’s fee of RMB500,000, an annual remuneration of the chief executive officer of RMB1,000,000 as well as discretionary performance bonus and other benefits. The remuneration of Ms. YANG will be subject to annual review by the remuneration committee of the Company and the Board from time to time with reference to the prevailing market level and her responsibilities and performance.

As of the date of this announcement, Ms. YANG is interested or deemed to be interested in 14,464,922 ordinary shares of the Company and 1,734,500 American depository shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Except as disclosed above, as of the date of this announcement, Ms. YANG has confirmed to the Board that she (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in the last three years in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas; (iii) does not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; or (iv) did not have any other interests in the shares or debentures of our Company or its associated corporations within the meaning of Part XV of the SFO.

Save as disclosed in this announcement, the Board is not aware of any other matters relating to the appointment of Ms. YANG that need to be brought to the attention of the Shareholders, nor is there any other information required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange.

The Board wishes to express its warm welcome to Ms. YANG for her new appointments.

RESIGNATION OF EXECUTIVE DIRECTOR

The Board further announces that, Mr. WANG resigned as an executive Director and the chief operating officer of the Company with effect from July 1, 2024 in order to directly leverage his expertise and dedicate more time and efforts to new business incubation of the Group.

Mr. WANG has confirmed to the Board that he has no disagreement with the Board, and there are no other matters with respect to his resignation that need to be brought to the attention of the Stock Exchange or the Shareholders.

The Board would like to take this opportunity to express its sincere gratitude to Mr. WANG for his contributions as an executive Director of the Company.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, June 21, 2024

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non- executive Director; Mr. LI Yu, Mr. WANG Jinping and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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